[Thomson Letterhead]

April 6, 2007

By EDGAR, “CORRESP” Designation

Mr. Larry Spirgel
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Thomson Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 001-14974)

Dear Mr. Spirgel:

Thank you for your comment letter dated March 19, 2007 relating to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”), which makes reference to our supplemental response letter dated February 21, 2007.  As discussed on our telephone call with the Staff on March 30, 2007, we are submitting the following written response, which summarizes our discussions on March 30.  For your convenience, we have restated your comment in full and in bold type and have provided our response immediately below it.

Note 22: Shareholders’ Equity, Subordinated Perpetual Notes, page F-60

Q:

We note your response to our previous comment. Your response focuses on the fact that a financial asset and financial liability, as defined by IAS 32, do not exist as there is no contractual obligation to pay interest. Your response does not address your analysis of whether the step-up rate interest provision requires bifurcation from the equity host contract once dividends have been paid to your common shareholders. It is our understanding, based upon responses to previous comments and your disclosure, that in those situations the payment of interest is no longer optional, and is in fact required under the terms of the subordinated perpetual notes. Once the payment of a dividend to the common shareholders has occurred, you would appear to have a contractual obligation to deliver cash, while the holders of the subordinated perpetual notes would appear to have a contractual right to receive cash, thereby meeting the definition of a financial instrument under IAS 32. Accordingly, please expand your analysis to address the appropriate accounting for the step-up interest provisions for periods between the payment of dividends to common shareholders (the event which trigger an obligation to pay interest) and the payment of interest as calculated in accordance with the terms of the subordinated perpetual notes. Note that the previous reference to AG33(a) of IAS 39 was intended to focus your attention on addressing the criteria set forth in paragraph 11(a) of IAS 39 that “the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract,” as we acknowledge that bifurcation of the embedded derivative would only be required to the extent the criteria in paragraph 11 of IAS 39 are met.

R:

Your comment relates to the accounting treatment of the step-up provision contemplated in Thomson’s Undated Deeply Subordinated Fixed to Floating Rate Perpetual Notes (the “Notes”) that may be triggered during the period from the date of the company’s annual general meeting of shareholders  where a dividend has been voted (the “Meeting Date”) to September 30 of the same year in a situation where both of the following occur: (1) a change of control event and (2) a negative rating event (as such terms are defined in the relevant prospectus).  This step-up provision would increase the coupon to be paid on September 30 of the relevant year by an amount equal to an annual rate of 5% applying to the principal amount of the Notes and accrued during the period from the date of occurrence of the change of control to September 30 of such year.

Once Thomson shareholders decide that dividends will be distributed in a given year, Thomson becomes contractually obligated to pay to noteholders the interest on the Notes for the year ended on September 30.  Each year, the payment of such interest remains contingent upon the decision to distribute a dividend by the shareholders. Therefore, if in year 1, a decision is made by the shareholders to distribute dividends, interest payments in year 2 and the ensuing years remain contingent on the decision of the shareholders to distribute dividends in year 2 and the ensuing years, respectively.

Thomson’s annual general meeting of shareholders generally occurs in May of each year. Under the terms of the Notes, any payment to the noteholders is required to be made on September 30.  Accordingly, on a fiscal year end, Thomson has no obligation to pay interest on September 30 of the following year, as the shareholders’ meeting that would declare a dividend has not yet occurred.  For example, as of December 31, 2005 Thomson had no obligation to pay interest on September 30, 2006 because no dividends had yet been decided by the shareholders for the year 2005 (i.e., the related decision will only be taken at general meeting of shareholders held in May 2006). As a result, the liability for such payment obligation triggered by the shareholders’ decision to declare dividends will only be reflected in Thomson’s interim financial statements for the six months ending June 30 of such year, as such date precedes the September 30 interest payment date.

When a dividend is approved, the fair value of the interest to be paid on September 30 is recognized as a financial liability, with a debit recorded in retained earnings.  The fair value of the coupon to be paid on September 30 includes the potential impact of the step-up clause. However the probability of both a change of control event and a negative rating event occurring during this short period of approximately four months will generally be very small.

We believe that the step-up provision of the Notes falls outside the scope of the definition of a derivative under IAS 39 because the change of control event represents a non-financial variable that is specific to Thomson and paragraph 9(a) of IAS 39 specifically excludes from the definition of a derivative non-financial variables specific to a party to the contract.  We consider that the additional condition relating to the negative rating event does not influence this conclusion because it is a cumulative condition that requires a change of control event to occur first (i.e., under the terms of the Notes, the negative rating event must arise as a result of a change of control event).

Further your comments and our discussions, we will provide additional disclosure in our future Annual Reports on Form 20-F, including for the year ended December 31, 2006, to explain more extensively these terms of the Notes.

* * *

On behalf of Thomson, I would like to thank you for the cooperation you and the Staff are extending with the review of the 2005 Form 20-F and for your availability to discuss this issue with us last week. Please do not hesitate to call me at (011) 331 41 86 6277 with any questions or comments on the foregoing.

Very truly yours,

/s/ Julian Waldron
Julian Waldron
Chief Financial Officer

cc:

Dave Walz

Ivette Leon
(Securities and Exchange Commission)

Gilles Billoud

James Johnson

Guillaume Baret

(Thomson)

Bob Dillon

(KPMG Audit)

Jerome Guirauden

(Ernst & Young Audit)

Frédéric Allilaire

(Mazars & Guérard)

Nikolaos G. Andronikos

(Sullivan & Cromwell LLP)